Exhibit 99.1

Cybin Announces Appointment of Dr. Amir Inamdar as Chief Medical

Officer for European Operations and Dr. Geoff Varty as the Head of

Research and Development

Promotion of Certain Members of Management Team and Engagement with a Capital

Markets Communications Firm

TORONTO, CANADA – October 1, 2021 – Cybin Inc. (NEO:CYBN) (NYSE AMERICAN:CYBN) (“Cybin” or the “Company”), a biotechnology company focused on progressing psychedelic therapeutics, is pleased to announce: the addition of Dr. Amir Inamdar as its Chief Medical Officer for its European Operations, the addition of Dr. Geoff Varty as its new Head of Research & Development, the promotion of Lori Challenger to Chief Compliance, Ethics & Administrative Officer, and the promotion of Robert Mino to General Counsel. Cybin also announces today its engagement with ROK Consulting, Inc., a leading capital markets communications company.

Dr. Amir Inamdar is a trained psychiatrist and pharmaceutical physician with over 20 years of clinical and drug development experience, spanning both early and late phases. He has progressed numerous drugs from pre-clinical development through to early phase clinical trials, designing and successfully delivering proof-of-concept studies and led teams through marketing authorization applications. Working across multiple indications in psychiatry, including schizophrenia, depression, bipolar disorder, treatment resistant mental illnesses and substance use disorders, Dr. Inamdar has led multidisciplinary teams, providing strategic direction and clinical and scientific leadership.

Dr. Inamdar is the recipient of multiple research and development awards for his work in clinical drug development. He has previously worked at GlaxoSmithKline, where he developed a network of excellence in psychiatry and provided medical leadership to enable the development of candidate drugs from selection through to proof-of-concept trials across a variety of central nervous system indications.

During his time at Takeda, Dr. Inamdar was a key member of a team that successfully obtained marketing authorization for an antipsychotic in Europe, progressed small molecules from candidate selection to first in-human studies, and led clinical teams in treatment resistant depression, narcolepsy, and anxiety.

Dr. Inamdar joins Cybin from AstraZeneca, where he led a global program in substance use disorder, successfully progressing a small molecule from a pre-clinical asset to a first in-human clinical trial and was awarded a multi-million-dollar grant by the National Institute on Drug Abuse for a project in substance use disorder.

Dr. Inamdar completed his medical and specialist training in psychiatry in India and was a resident in nephrology and coronary care before moving to the United Kingdom, where he trained further as a pharmaceutical physician and obtained his membership in the Faculty of Pharmaceutical Medicine.

Dr. Geoff Varty is a highly experienced neuroscientist and drug discoverer with a proven record of progressing novel molecular entities into clinical trials, and ultimately, to the patient. Dr. Varty obtained his Bachelor of Science degree in Pharmacology from the University of Manchester in the United Kingdom, and a Ph.D. in neuropsychopharmacology from the University of Hertfordshire, where his research focused on the development of behavioral models for psychosis and cognition, and the preclinical testing of novel compounds. Following post-doctoral research, Dr. Varty began a 20+ year career in the pharmaceutical industry with scientific leadership and managerial roles in research & development at Schering Plough, Sanofi, and Merck.

During his time at these companies, Dr. Varty led in-vivo research in several central nervous system related areas including pain, anxiety, depression, schizophrenia, Parkinson’s Disease, and Alzheimer’s Disease. Collaborating with internal cross-functional teams, Dr. Varty has contributed to the clinical testing of several compounds including adenosine A2A receptor antagonists, BACE inhibitors, metabotropic glutamate receptor modulators, and Neurokinin NK1 receptor antagonists. One of these NK1 antagonists, SCH 619734 (rolapitant), was efficacious in clinical trials and is approved and marketed as VARUBI for the treatment of chemotherapy-induced nausea and vomiting. While at Merck, Dr. Varty also managed the out-sourcing of in-vivo studies for the major therapy areas, working with certain contract research organizations both domestically and across the globe. Dr. Varty has published his research in over 130 journal articles and abstracts.

The Company is also pleased to announce the promotion of Lori Challenger to Chief Compliance, Ethics & Administrative Officer and the promotion of Robert Mino to General Counsel.

Cybin is also pleased to announce it has retained the services of ROK Consulting Inc. (“ROK”), a leading investor communications and public relations company, to play a key role in assisting the Company enhance its market awareness, communications strategy, and engagement with leading financial and institutional market participants.

ROK has agreed to comply with all applicable securities laws and the policies of all applicable stock exchanges in providing services to the Company. Under the terms of the ROK engagement, which is for an initial three-month period, ROK will be paid US$500,000 per month (exclusive of all applicable taxes) and will be granted options to acquire up to 500,000 common shares in the capital of the Company (the “Common Shares”) exercisable at a price of CDN$2.78 per share until December 31, 2022.

About Cybin

Cybin is a leading biotechnology company focused on progressing psychedelic therapeutics by utilizing proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for psychiatric disorders.

Cautionary Notes and Forward-Looking Statements

Certain statements in this press release constitute forward-looking information. All statements other than statements of historical fact contained in this press release, including, without limitation, statements regarding Cybin’s future, strategy, plans, objectives, goals and targets, and any statements preceded by, followed by or that include the words “believe”, “expect”, “aim”, “intend”, “plan”, “continue”, “will”, “may”, “would”, “anticipate”, “estimate”, “forecast”, “predict”, “project”, “seek”, “should” or similar expressions or the negative thereof, are forward-looking statements. Forward-looking statements in this news release include statements regarding the Company’s proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens to potentially treat psychiatric disorders.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: implications of the COVID-19 pandemic on the Company’s operations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the psychedelics market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; and the risk factors set out in the Company’s management’s discussion and analysis for the period ended June 30, 2021 and the Company’s listing statement dated November 9, 2020, which are available under the Company’s profile on www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceutical products. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.

Neither the Neo Exchange Inc. nor the NYSE American LLC stock exchange have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.

Investor Contacts:

Tim Regan/Scott Eckstein

KCSA Strategic Communications

Cybin@kcsa.com

Lisa M. Wilson

In-Site Communications, Inc.

lwilson@insitecony.com

Media:

John Kanakis

Cybin Inc.

John@cybin.com